Edwards Lifesciences Corporation

One Edwards Way

Irvine, California 92614

Telephone: 949.250.2500

February 8, 2008

Mr. Brian Cascio

Branch Chief

Mail Stop 6010

U.S. Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street, N.E.

Washington, D.C. 20549-6010

RE:	Edwards Lifesciences Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 1, 2007
File No. 001-15525

Dear Mr. Cascio:

Set forth below are the comments from your letter dated November 23, 2007, with respect to the Edwards Lifesciences Corporation (the “Company”) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006, filed with the SEC on March 1, 2007 (the “Annual Report”), and the Company’s responses to those comments.  Our responses include additional disclosures that we propose to include in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which will be filed later this month.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Purchased in-process Research and Development Expenses, page 31

SEC COMMENT

1.               You disclose that the information in this section has not been updated and that the current status of your IPR&D programs and your expectations is included in the discussion of Research and Development Expenses.  However, we were not able to locate this discussion of the status of the IPR&D projects, including the $81.0 million spent in 2004 for percutaneously-delivered balloon-expandable stent technology that was forecasted to commence cash inflows in 2007.  In future filings, including your December 31, 2007 Form 10-K, please disclose the status of your efforts for completion of the R&D projects and the impact on the company from any delays.  Also include an explanation of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected future results and financial condition.

COMPANY RESPONSE

In future filings, the Company will provide better linkage of program names that have changed over time for those IPR&D programs that are being updated in the discussion of Research and Development Expenses.  Future filings will continue to disclose the status of the Company’s efforts for completion of the R&D projects and the impact on the Company from any delays.  The Company will include explanations of material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) future results and financial condition.

Financial Statements, page 51

Note 2, Summary of Significant Accounting Policies, page 59

Revenue Recognition, page 60

With respect to the following, please refer to Section II.F.3 of the November 30, 2006 Current Accounting and Disclosure Issues in the Division of Corporation Finance available on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

SEC COMMENT

2.               Please tell us and disclose in future filings the major revenue-generating products, services, or arrangements clearly.  For example, you disclose on page 59 that you provide both products and technologies.  Please clarify the nature of the technologies provided and whether or not the technology is a separate unit of accounting from your product sales.

COMPANY RESPONSE

The Company’s major revenue-generating products, which will continue to be disclosed in future filings, are technology-based medical devices designed to treat advanced cardiovascular disease.

The Company’s Heart Valve Therapy products include tissue heart valves and heart valve repair products.  The Critical Care products include hemodynamic monitoring equipment used to measure a patient’s heart function, disposable pressure transducers, and the Company also provides central venous access products for fluid and drug delivery.  The Company’s Cardiac Surgery Systems products include a diverse line of products for use during cardiac surgery including cannula, the Embol-X intra-aortic filtration product, certain other disposable products used during cardiopulmonary bypass procedures and, until March 2007, transmyocardial revascularization (TMR) products.  (The TMR product line was sold in March 2007.)  The Vascular products include a line of balloon catheter-based products, surgical clips and inserts, artificial implantable grafts and, through early 2008, stents used in the treatment of peripheral vascular disease.  (The stent product line was sold in early 2008.)  Lastly, the Company’s Other Distributed Products include intra-aortic balloon pumps sold through the end of 2007 (at which time the Company terminated its distribution rights for the sale of intra-aortic balloon pumps).

The technology referred to on page 59 is utilized in the development of these products and is not a separate offering by the Company.  Accordingly, the technology does not represent a separate unit of accounting.

SEC COMMENT

3.               If the technology is a separate unit of accounting, please tell us and disclose in future filings your revenue recognition methods for the sale of technology.

COMPANY RESPONSE

As described above in the Company’s response to Comment #2, the technology is not a separate unit of accounting from the Company’s product sales.

SEC COMMENT

4.               Please tell us and disclose in future filings the essential terms of your sales including payment terms and unusual provisions or conditions.  For example, the disclosure should address the nature of and accounting for charge-backs, rebates, returns and other sales allowances discussed on page 60.

COMPANY RESPONSE

The Company’s sales terms are standard terms within the medical device industry, with title and risk of loss transferring to the customer upon delivery, limited right of return, and no unusual provisions or conditions.  Certain of the Company’s products are sold under a consignment model whereby title and risk pass upon the customer’s use of the product.  Payment terms in the Company’s major markets average 30 to 60 days in the U.S., 30 to 45 days in Europe and 100 days in Japan.  Total sales adjustments (including rebates, charge-backs, returns and allowances) were approximately 8%-10% of gross revenue in each of the last three years.  These sales adjustments are estimated and recorded at the time of sale based upon historical payment experience, historical relationship to revenues, estimated customer inventory levels and current contract sales terms with direct and indirect customers.

The Company’s primary sales adjustment relates to distributor rebates (or “charge-backs”) which are given to the Company’s U.S distributors and represents the difference between the Company’s sales price to the distributor (at the Company’s distributor “list price”) and the negotiated price to be paid by the end-customer. This distributor rebate is recorded by the Company as a reduction to sales and reduction to the distributor’s accounts receivable at the time of sale to a distributor. The Company validates the distributor rebate accrual quarterly through a review of the inventory reports obtained from our largest distributors.  This customer inventory information is used to verify the estimated liability for future distributor rebate claims based on historical rebates and contract rates.  The Company continually monitors current pricing trends and distributor inventory levels to ensure the liability for future distributor rebates is fairly stated.

The Company also offers volume rebates to certain group purchasing organizations (“GPO”) and customers based upon target sales levels.  These volume rebates are recorded as a reduction to sales and an obligation to the GPO.  The provision for volume rebates is estimated based on our customers’ contracted rebate programs and our historical experience of rebates paid.  The Company continually monitors its customer rebate programs to ensure that the liability for accrued rebates is fairly stated.  Product returns are minimal because returns are not allowed unless the product is damaged at time of receipt.  An allowance for return of damaged products is established based on historical experience and recorded as a reduction of sales.

In future filings, the Company will disclose the essential terms of the Company’s sales, including payment terms and unusual provisions or conditions, as appropriate.

SEC COMMENT

5.               Please tell us and disclose in future filings how you apply the accounting criteria listed in your disclosure to specific sales of products and technologies.  The disclosure should be specific about when you actually recognize revenue.  We note your disclosure about acceptance in the first paragraph on page 60.  Include a discussion of the nature of acceptance terms and how they impact your revenue recognition policies.

COMPANY RESPONSE

The Company recognizes revenue upon delivery of product (FOB destination), provided that an agreement of sale exists, the price is fixed or determinable, and collection is reasonably assured.

The Company previously had one product line (TMR products) for which the terms of sales included an acceptance provision.  Previously, revenue was recognized at the time of customer acceptance for this product line.  This product line represented approximately 1% of the Company’s total revenue in each of the past three years, and was divested in the first quarter of 2007. Accordingly, the Company will eliminate reference to an acceptance provision in future filings.

SEC COMMENT

6.               You disclose that you have multiple-element arrangements.  Please tell us and disclose in future filings the contract elements permitting separate revenue recognition and describe how they are distinguished.  Explain in more detail how revenue is recognized for each element and how you determine their value.  Address how you determine fair value for undelivered items.  Also tell us why you use the term ‘generally.’  Discuss other valuation methods you employ.

COMPANY RESPONSE

The Company’s only multiple-element revenue arrangements were related to the TMR product line (described above in the Company’s response to Comment #5).  The separate elements included in certain TMR transactions included capital equipment, extended warranties and disposable kits, each of which were also sold separately by the Company.  This product line represented approximately 1% of the Company’s revenue in each of the past three years, and was divested in the first quarter of 2007.  Accordingly, the Company will eliminate reference to multiple-element arrangements in future filings.

Controls and Procedures, page 105

SEC COMMENT

7.               We note your disclosure refers to “providing reasonable assurance.”  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

COMPANY RESPONSE

See response to Comment #8 below.

SEC COMMENT

8.               We note your disclosure that your “Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings or revise the disclosure so that the language that appears after word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

COMPANY RESPONSE

In future filings, the second paragraph of Item 9A will read as follows (additional language is underlined):

Based on their evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are designed at a reasonable assurance level and are effective in providing reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Exhibits 31.1 and 31.2

SEC COMMENT

9.               We note the language in paragraphs 4(b) and (d) of the certifications required by Exchange Act Rule 13a-14(a) are not in the exact form as shown in Item 601(b)(31) of Regulation S-K.  In future filings, please revise so that the language is consistent with Item 601(b)(31).

COMPANY RESPONSE

In future filings, paragraphs 4(b) and 4(d) of Exhibits 31.1 and 31.2 will be in the exact form of Item 601(b)(31) of Regulation S-K.

*              *              *

The Company acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact the undersigned at 949.250.6865 (facsimile: 949.756.4575) or Jay Wertheim at 949.250.6815 (facsimile: 949.250.6885).

Sincerely,
/s/ Thomas M. Abate
Thomas M. Abate
Corporate Vice President,
Chief Financial Officer and Treasurer